SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Evolve Transition Infrastructure LP

(Name of Issuer)

Stonepeak Catarina Holdings, LLC
SP Common Equity Subsidiary LLC
SP Preferred Equity Subsidiary LLC
Stonepeak Texas Midstream Holdco LLC
Stonepeak Catarina Upper Holdings, LLC
Stonepeak Infrastructure Fund (Orion AIV) LP
Stonepeak Associates LLC
Stonepeak GP Holdings LP
Stonepeak GP Investors LLC
Stonepeak GP Investors Holdings LP

Stonepeak GP Investors Upper Holdings LP

Stonepeak GP Investors Holdings Manager LLC
Michael Dorrell
Evolve Transition Infrastructure LP
Evolve Transition Infrastructure GP LLC
(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

30053M203

(CUSIP Numbers of Class of Securities)

Adrienne Saunders General Counsel c/o Stonepeak Partners LP 55 Hudson Yards 550 W. 34th St., 48th Floor New York, NY 10001 (212) 907-5100	Charles C. Ward Chief Financial Officer Evolve Transition Infrastructure GP LLC 1360 Post Oak Blvd., Suite 2400 Houston, Texas 77056 (713) 783-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4522	Philip M. Haines Hunton Andrews Kurth LLP 600 Travis, Street 4200 Houston, Texas 77002 (713) 220-4200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on November 22, 2022, as amended and supplemented by Amendment No. 1 filed on January 10, 2024 (as amended, the “Transaction Statement”), by (i) Stonepeak Catarina Holdings, LLC, a Delaware limited liability company (“Stonepeak Catarina” and, together with its subsidiaries, other than Evolve (as defined herein) “Stonepeak”), SP Common Equity Subsidiary LLC, a Delaware limited liability company, SP Preferred Equity Subsidiary LLC, a Delaware limited liability company, Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company, Stonepeak Catarina Upper Holdings, LLC, a Delaware limited liability company, Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership, Stonepeak Associates LLC, a Delaware limited liability company, Stonepeak GP Holdings LP, a Delaware limited partnership, Stonepeak GP Investors LLC, a Delaware limited liability company, Stonepeak GP Investors Holdings LP, a Delaware limited partnership, Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership, Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company, and Michael Dorrell, a citizen of the United States of America, (ii) Evolve Transition Infrastructure GP LLC, a Delaware limited liability company and the general partner of Evolve (the “General Partner”), and (iii) Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”). All capitalized terms used in this Amendment No. 2 have the meanings ascribed to them in the Transaction Statement.

This Transaction Statement relates to the purchase of all outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates) by the General Partner pursuant to the exercise of the limited call right at a price per Common Unit of $1.389285.

This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act, as a final amendment to the Transaction Statement to report the results of the 13e-3 transaction subject to the Transaction Statement. Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 2.

The items of the Transaction Statement set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11, and 13 through 15.

On February 16, 2024 (the “Closing Date”), the General Partner completed the exercise of the limited call right and purchased all of the outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates) at a price per Common Unit of $1.389285.

Following the consummation of the limited call right, the General Partner and its controlled affiliates own all of the economic interests of Evolve and are entitled to all of the benefits resulting from those interests. In addition, as a result of the consummation of the limited call right, there is no longer a public market for the Common Units. Therefore, trading of the Common Units on the NYSE American has been suspended, effective as of the Closing Date. Trading of the Common Units was suspended as of the open of trading on the NYSE American on February 16, 2024. On the Closing Date, the NYSE American filed a Form 25 with the SEC to withdraw the Common Units from listing on the NYSE American and from registration under Section 12(b) of the Exchange Act. Evolve intends to file a Form 15 with the SEC on February 26, 2024 requesting that the reporting obligations of Evolve under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(a)-(d), (f) and (g) of Regulation M-A and Filing Fee Table

Exhibit No.	Description
(a)(3)*	Disclosure Statement, dated January 8, 2024
(b)	None
(c)	None
(d)(1)	Letter Agreement, dated November 16, 2020, by and between Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings, LLC (filed as Exhibit 3.2 to Form 10-Q filed by Sanchez Midstream Partners LP on November 16, 2020, File No. 001-33147, and incorporated herein by reference)
(d)(2)	Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (filed as Exhibit 10.1 to Form 10-Q filed by Sanchez Midstream Partners LP on May 15, 2015, File No. 001-33147, and incorporated herein by reference)
(d)(3)	Amended and Restated Board Representation and Standstill Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K filed by Sanchez Midstream Partners LP on August 5, 2019, File No. 001-33147, and incorporated herein by reference)

(d)(4)	Amendment No. 1 to the Warrant Exercisable for Junior Securities, dated November 16, 2020, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.30 to Form 10-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(5)	Amendment No. 2 to the Warrant Exercisable for Junior Securities, dated May 4, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.7 to Form 10-Q by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(6)	Amendment No. 3 to the Warrant Exercisable for Junior Securities, dated August 2, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.2 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(7)	Amendment No. 4 to the Warrant Exercisable for Junior Securities, dated November 5, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(8)	Amendment No. 5 to the Warrant Exercisable for Junior Securities, dated November 5, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.2 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(9)	Amendment No. 6 to the Warrant Exercisable for Junior Securities, dated February 1, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(10)	Amendment No. 7 to the Warrant Exercisable for Junior Securities, dated May 2, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(11)	Amendment No. 8 to the Warrant Exercisable for Junior Securities, dated August 1, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(12)	Amendment No. 9 to the Warrant Exercisable for Junior Securities, dated December 28, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(13)	Amendment No. 10 to the Warrant Exercisable for Junior Securities, dated May 1, 2023, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(14)	Framework Agreement, dated as of November 3, 2021 by and between Evolve Transition Infrastructure LP and HOBO Renewable Diesel LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(15)	ATM Sales Agreement, dated as of April 20, 2021, between Evolve Transition Infrastructure LP and Virtu Americas LLC (filed as Exhibit 1.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)
(d)(16)*	Intercompany Loan Agreement, dated as of January 5, 2024, between Evolve Transition Infrastructure GP LLC and Stonepeak Texas Midstream Holdco LLC
(f)	None
(g)	None
107*	Filing Fee Table

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024	SP COMMON EQUITY SUBSIDIARY LLC

	By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its manager

	By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer

SP PREFERRED EQUITY SUBSIDIARY LLC

	By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its manager

	By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer

STONEPEAK CATARINA HOLDINGS, LLC

	By:	STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
	By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
	By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

By:	STONEPEAK ASSOCIATES LLC, its managing member
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK CATARINA UPPER HOLDINGS, LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS LP, its managing member
By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS HOLDINGS LLC, its general partner
By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its managing member

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK GP INVESTORS Upper Holdings LP

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-founder

MICHAEL DORRELL

By:	/s/ Michael Dorrell
Name: Michael Dorrell

EVOLVE TRANSITION INFRASTRUCTURE LP

By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its general partner

By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer

EVOLVE TRANSITION INFRASTRUCTURE GP LLC

By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer